PNM RESOURCES, INC. AND SUBSIDIARIES	Exhibit 12.2
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(1,000'S)

Line		YTD		Year Ended December 31,
No.		9/30/05	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
	Fixed charges, as defined by the Securities and Exchange Commission:

1	Interest on Long-term Debt	$ 52,626	$ 46,702	$ 59,429	$ 56,409	$ 62,716	$ 62,823
2	Amortization of Debt Premium, Discount and Expenses	2,577	2,697	2,838	2,302	2,346	2,037
3	Other Interest	7,486	2,319	5,423	2,859	(42)	752
4	Estimated Interest Factor of Lease Rental Charges	15,374	19,617	20,452	23,233	22,856	19,716

5	Total Fixed Charges	78,063	71,335	88,142	84,803	87,876	85,328
6	Preferred dividend requirements	2,736	572	586	586	586	586
7	Total Fixed Charges and Preferred dividend requirements	$ 80,799	$ 71,907	$ 88,728	$ 85,389	$ 88,462	$ 85,914

	Earnings, as defined by the Securities and Exchange Commission:

8	Consolidated Net Earnings from Continuing Operations	$ 63,269	$ 88,258	$ 59,138	$ 64,272	$150,433	$ 100,946
9	Income Taxes	34,523	49,247	27,889	33,032	81,063	74,345
10	Add Fixed Charges as Above	78,063	71,335	88,142	84,803	87,876	85,328
11	Earnings Available for Fixed Charges	$175,855	$ 208,840	$ 175,169	$182,107	$ 319,372	$ 260,619
12	Ratio for Earnings to Fixed Charges	2.18	2.90	1.97	2.13	3.61	3.03